UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

ACI Worldwide, Inc.

(Name of Issuer)

Common Stock, $0.005 par value

(Title of Class of Securities)

004498101

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 7, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,475,112
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,475,112
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,475,112*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

PN

* Includes 1,795,000 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

2

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,569,665
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,569,665
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,569,665*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

CO

* Includes 1,795,000 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

3

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		977,901
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

977,901
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

977,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		584,820
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

584,820
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

584,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		584,820
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

584,820
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

584,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,043,378
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,043,378
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,043,378
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		458,558
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

458,558
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

458,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		458,558
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

458,558
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

458,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD LEADERS CHARLIE II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		424,598
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

424,598
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

424,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		424,598
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

424,598
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

424,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

11

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		424,598
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

424,598
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

424,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		424,598
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

424,598
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

424,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		790,361
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

790,361
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

790,361
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

14

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,475,112
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,475,112
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,475,112*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

OO

* Includes 1,795,000 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

15

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,475,112
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,475,112
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,475,112*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

PN

* Includes 1,795,000 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

16

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,475,112
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,475,112
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,475,112*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

OO

* Includes 1,795,000 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

17

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,475,112
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,475,112
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,475,112*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,795,000 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

18

CUSIP No. 004498101

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,475,112
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,475,112
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,475,112*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,795,000 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

19

CUSIP No. 004498101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to Common Stock, $0.005 par value per share (the “Shares”), of ACI Worldwide, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3520 Kraft Rd, Suite 300, Naples, Florida 34105.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(viii)	Starboard Leaders Charlie II LLC, a Delaware limited liability company (“Starboard Charlie II LLC”), with respect to the Shares directly and beneficially owned by it;
(ix)	Starboard Leaders Fund LP (“Starboard Leaders Fund”), as a member of Starboard Charlie II LLC;
(x)	Starboard Value A LP (“Starboard A LP”), as the general partner of Starboard Leaders Fund and the managing member of Starboard Charlie II LLC;
(xi)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;
(xii)	Starboard X Master Fund Ltd, a Cayman Islands exempted company (“Starboard X Master”), with respect to the Shares directly and beneficially owned by it;
20

CUSIP No. 004498101

(xiii)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard Charlie II LLC, Starboard Leaders Fund, Starboard X Master, and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(xiv)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(xv)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xvi)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xvii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xviii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard L GP, Starboard Charlie II LLC, Starboard Leaders Fund, Starboard A LP, Starboard A GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund and Starboard L Master is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008, Cayman Islands. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Charlie II LLC, and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. The principal business of Starboard Leaders Fund is serving as a private investment partnership. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard Charlie II LLC, Starboard Leaders Fund, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard L GP serves as the general partner of Starboard L Master. Starboard A LP serves as the general partner of Starboard Leaders Fund and the managing member of Starboard Charlie II LLC. Starboard A GP serves as the general partner of Starboard A LP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

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CUSIP No. 004498101

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Charlie II LLC, Starboard X Master, and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.

The aggregate purchase price of the 3,774,665 Shares beneficially owned by Starboard V&O Fund is approximately $100,920,139, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 1,795,000 Shares by Starboard V&O Fund is approximately $53,649,932, excluding brokerage commissions. The aggregate purchase price of the 977,901 Shares beneficially owned by Starboard S LLC is approximately $27,093,699, excluding brokerage commissions. The aggregate purchase price of the 584,820 Shares beneficially owned by Starboard C LP is approximately $16,210,378, excluding brokerage commissions. The aggregate purchase price of the 458,558 Shares beneficially owned by Starboard L Master is approximately $12,695,271, excluding brokerage commissions. The aggregate purchase price of the 424,598 Shares beneficially owned by Starboard Charlie II LLC is approximately $12,970,624, excluding brokerage commissions. The aggregate purchase price of the 790,361 Shares beneficially owned by Starboard X Master is approximately $22,169,200, excluding brokerage commissions. The aggregate purchase price of the 1,669,209 Shares held in the Starboard Value LP Account is approximately $45,840,782, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

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CUSIP No. 004498101

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 116,388,958 Shares outstanding, as of August 3, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2020.

A.	Starboard V&O Fund
(a)	As of the close of business on October 19, 2020, Starboard V&O Fund beneficially owned 5,569,665 Shares, including 1,795,000 Shares underlying certain forward purchase contracts.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 5,569,665
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,569,665
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
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CUSIP No. 004498101

B.	Starboard S LLC
(a)	As of the close of business on October 19, 2020, Starboard S LLC beneficially owned 977,901 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 977,901
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 977,901
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on October 19, 2020, Starboard C LP beneficially owned 584,820 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 584,820
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 584,820
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 584,820 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 584,820
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 584,820
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
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CUSIP No. 004498101

E.	Starboard L Master
(a)	As of the close of business on October 19, 2020, Starboard L Master beneficially owned 458,558 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 458,558
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 458,558
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.	Starboard L GP

(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 458,558 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 458,558
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 458,558
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 584,820 Shares owned by Starboard C LP and (ii) 458,558 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,043,378
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,043,378
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
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CUSIP No. 004498101

H.	Starboard Charlie II LLC
(a)	As of the close of business on October 19, 2020, Starboard Charlie II LLC beneficially owned 424,598 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 424,598
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 424,598
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Charlie II LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Starboard Leaders Fund
(a)	Starboard Leaders Fund, as a member of Starboard Charlie II LLC, may be deemed the beneficial owner of the 424,598 Shares owned by Starboard Charlie II LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 424,598
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 424,598
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Leaders Fund has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Charlie II LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
J.	Starboard A LP
(a)	Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Charlie II LLC, may be deemed the beneficial owner of the 424,598 Shares owned by Starboard Charlie II LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 424,598
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 424,598
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Charlie II LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
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CUSIP No. 004498101

K.	Starboard A GP
(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 424,598 Shares owned by Starboard Charlie II LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 424,598
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 424,598
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Charlie II LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
L.	Starboard X Master
(a)	As of the close of business on October 19, 2020, Starboard X Master beneficially owned 790,361 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 790,361
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 790,361
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
M.	Starboard Value LP
(a)

As of the close of business on October 19, 2020, 1,669,209 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard Charlie II LLC, Starboard X Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 5,569,665 Shares owned by Starboard V&O Fund, (ii) 977,901 Shares owned by Starboard S LLC, (iii) 584,820 Shares owned by Starboard C LP, (iv) 458,558 Shares owned by Starboard L Master, (v) 424,598 Shares owned by Starboard Charlie II LLC, (vi) 790,361 Shares owned by Starboard X Master, and (vii) 1,669,209 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 10,475,112
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,475,112
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Charlie II LLC and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
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CUSIP No. 004498101

N.	Starboard Value GP
(a)

Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 5,569,665 Shares owned by Starboard V&O Fund, (ii) 977,901 Shares owned by Starboard S LLC, (iii) 584,820 Shares owned by Starboard C LP, (iv) 458,558 Shares owned by Starboard L Master, (v) 424,598 Shares owned by Starboard Charlie II LLC, (vi) 790,361 Shares owned by Starboard X Master, and (vii) 1,669,209 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 10,475,112
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,475,112
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Charlie II LLC and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
O.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 5,569,665 Shares owned by Starboard V&O Fund, (ii) 977,901 Shares owned by Starboard S LLC, (iii) 584,820 Shares owned by Starboard C LP, (iv) 458,558 Shares owned by Starboard L Master, (v) 424,598 Shares owned by Starboard Charlie II LLC, (vi) 790,361 Shares owned by Starboard X Master, and (vii) 1,669,209 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 10,475,112
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,475,112
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Charlie II LLC and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
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CUSIP No. 004498101

P.	Principal GP
(a)

Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 5,569,665 Shares owned by Starboard V&O Fund, (ii) 977,901 Shares owned by Starboard S LLC, (iii) 584,820 Shares owned by Starboard C LP, (iv) 458,558 Shares owned by Starboard L Master, (v) 424,598 Shares owned by Starboard Charlie II LLC, (vi) 790,361 Shares owned by Starboard X Master, and (vii) 1,669,209 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 10,475,112
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,475,112
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Charlie II LLC and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
Q.	Messrs. Smith and Feld
(a)

Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 5,569,665 Shares owned by Starboard V&O Fund, (ii) 977,901 Shares owned by Starboard S LLC, (iii) 584,820 Shares owned by Starboard C LP, (iv) 458,558 Shares owned by Starboard L Master, (v) 424,598 Shares owned by Starboard Charlie II LLC, (vi) 790,361 Shares owned by Starboard X Master, and (vii) 1,669,209 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,475,112
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,475,112

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Charlie II LLC and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

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CUSIP No. 004498101

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Starboard V&O Fund entered into forward purchase contracts with UBS as the counterparty on the dates referenced in Schedule B providing for the purchase of an aggregate of 1,795,000 Shares having a purchase price of approximately $53,649,932 (each a “UBS Forward Contract”). Each UBS Forward Contract has a final valuation date of April 5, 2022, however, Starboard V&O Fund has the ability to elect early settlement after serving notice to the counter-party of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each UBS Forward Contract provides for physical settlement. Until the settlement date, none of the UBS Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relates.

On October 19, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Leaders Charlie II LLC, Starboard Leaders Fund LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated October 19, 2020.
99.2	Power of Attorney for Jeffrey C. Smith and Peter A. Feld, dated October 19, 2020.

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CUSIP No. 004498101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Leaders charlie ii LLC

By: Starboard Value A LP,

its managing member

Starboard LEADERS FUND LP

By: Starboard Value A LP,

its general partner

Starboard Value A LP

By: Starboard Value A GP LLC,

its general partner

Starboard X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value A GP LLC

Starboard Value R GP LLC

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CUSIP No. 004498101

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

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CUSIP No. 004498101

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd and Starboard X Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Buckingham Square 2nd Floor 720A West Bay Road Grand Cayman Cayman Islands, KY1-1001	Canada
Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America
Don Seymour Director	Managing Director of dms Governance	dms Governance dms House, 20 Genesis Close P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

CUSIP No. 004498101

SCHEDULE B

Transactions in the Shares Since the During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	14,300	29.0777	09/03/2020
Purchase of Common Stock	14,300	29.0777	09/03/2020
Purchase of Common Stock	1,430	28.8147	09/04/2020
Purchase of Common Stock	1,430	28.8147	09/04/2020
Purchase of Common Stock	12,870	28.9980	09/04/2020
Purchase of Common Stock	12,870	28.9980	09/04/2020
Purchase of Common Stock	2,860	28.5450	09/08/2020
Purchase of Common Stock	25,740	28.3166	09/08/2020
Sale of Common Stock	(23,477)	26.0670	09/09/2020
Purchase of Common Stock	14,300	25.0000	09/09/2020
Purchase of Common Stock	22,880	24.9767	09/09/2020
Purchase of Common Stock	7,150	24.7689	09/09/2020
Purchase of Common Stock	7,150	24.7689	09/09/2020
Purchase of Common Stock	7,150	24.8600	09/10/2020
Purchase of Common Stock	87,230	24.7546	09/10/2020
Purchase of Common Stock	191,620	24.6117	09/10/2020
Purchase of Common Stock	830	24.0696	09/11/2020
Purchase of Common Stock	829	24.0696	09/11/2020
Purchase of Common Stock	45,759	24.0661	09/11/2020
Purchase of Common Stock	45,760	24.0661	09/11/2020
Purchase of Common Stock	7,150	24.6500	09/11/2020
Purchase of Common Stock	7,150	24.6500	09/11/2020
Purchase of Common Stock	32,061	24.4130	09/11/2020
Purchase of Common Stock	32,061	24.4130	09/11/2020
Purchase of Common Stock	7,150	25.4254	09/14/2020
Purchase of Common Stock	7,150	25.4254	09/14/2020
Purchase of Common Stock	12,870	25.5468	09/14/2020
Purchase of Common Stock	12,870	25.5468	09/14/2020
Purchase of Common Stock	3,433	26.4261	09/17/2020
Purchase of Common Stock	3,433	26.4261	09/17/2020
Purchase of Common Stock	7,149	26.1713	09/18/2020
Purchase of Common Stock	7,149	26.1713	09/18/2020
Purchase of Common Stock	26,598	25.5755	09/18/2020
Purchase of Common Stock	26,598	25.5755	09/18/2020
Purchase of Common Stock	14,300	25.1120	09/21/2020
Purchase of Common Stock	14,300	25.1120	09/21/2020
Purchase of Common Stock	7,150	24.7812	09/22/2020
Purchase of Common Stock	7,150	24.7812	09/22/2020
Purchase of Common Stock	7,150	25.1600	09/22/2020
Purchase of Common Stock	7,150	25.1600	09/22/2020
Purchase of Common Stock	14,300	25.0730	09/22/2020
Purchase of Common Stock	14,300	25.0730	09/22/2020
Purchase of Common Stock	28,600	24.9437	09/23/2020
Purchase of Common Stock	14,300	24.8431	09/23/2020
Purchase of Common Stock	286,000	24.7622	09/24/2020
Purchase of Common Stock	286,000	24.7622	09/24/2020
Purchase of Common Stock	8,323	25.9150	09/30/2020
Purchase of Common Stock	8,322	25.9150	09/30/2020
Purchase of Common Stock	14,859	25.9234	09/30/2020
Purchase of Common Stock	14,859	25.9234	09/30/2020
Purchase of Common Stock	22,880	25.9694	09/30/2020
Purchase of Common Stock	22,880	25.9694	09/30/2020
Disposition of Common Stock	(95,159)[1]	26.1300	10/01/2020
Purchase of Common Stock	7,010	26.0950	10/01/2020
Purchase of Common Stock	5,520	26.6217	10/01/2020
Purchase of Common Stock	16,560	26.6820	10/01/2020
Purchase of Common Stock	51,917	26.7652	10/01/2020
Purchase of Common Stock	136,085	27.1030	10/02/2020
Purchase of Common Stock	67,018	27.7756	10/05/2020
Sale of Common Stock	(250,000)	27.9294	10/05/2020
Purchase of Forward Contract	250,000	27.9339	10/05/2020
Purchase of Common Stock	138,000	27.8995	10/05/2020
Purchase of Common Stock	8,170	28.0066	10/06/2020
Purchase of Common Stock	47,030	27.8637	10/06/2020
Sale of Common Stock	(350,000)	28.0887	10/06/2020
Purchase of Forward Contract	350,000	28.0999	10/06/2020
Purchase of Common Stock	20,166	28.5275	10/07/2020
Sale of Common Stock	(80,000)	28.5895	10/07/2020
Purchase of Common Stock	42,853	28.4875	10/07/2020
Purchase of Forward Contract	80,000	28.6131	10/07/2020
Purchase of Common Stock	24,754	28.6580	10/07/2020
Purchase of Common Stock	13,290	29.0978	10/07/2020
Purchase of Common Stock	171,940	28.9844	10/07/2020
Purchase of Common Stock	102,395	29.6790	10/08/2020
Purchase of Common Stock	126,037	29.5925	10/08/2020
Purchase of Common Stock	44,278	29.9920	10/09/2020
Purchase of Common Stock	99,127	29.9622	10/09/2020
Purchase of Common Stock	60,498	29.9998	10/09/2020
Sale of Common Stock	(115,000)	30.3509	10/12/2020
Purchase of Forward Contract	115,000	30.3656	10/12/2020
Purchase of Common Stock	36,929	30.4708	10/12/2020
Purchase of Common Stock	87,088	30.6181	10/12/2020
Purchase of Common Stock	25,208	30.6500	10/12/2020
Purchase of Common Stock	85,705	30.4500	10/13/2020
Purchase of Common Stock	19,511	30.4935	10/13/2020
Purchase of Common Stock	98,935	30.6049	10/13/2020
Purchase of Common Stock	100,830	30.5654	10/13/2020
Purchase of Common Stock	21,756	30.7772	10/14/2020
Sale of Common Stock	(200,000)	30.6933	10/14/2020
Purchase of Forward Contract	200,000	30.7032	10/14/2020
Purchase of Common Stock	37,811	30.7833	10/14/2020
Purchase of Common Stock	86,637	30.7165	10/14/2020
Purchase of Common Stock	138,641	30.7417	10/14/2020
Purchase of Common Stock	25,308	30.5488	10/15/2020
Purchase of Common Stock	25,208	30.9000	10/15/2020
Sale of Common Stock	(300,000)	30.6915	10/15/2020
Purchase of Forward Contract	300,000	30.7045	10/15/2020
Purchase of Common Stock	100,830	30.7438	10/15/2020
Purchase of Common Stock	145,717	30.7513	10/15/2020
Purchase of Common Stock	14,814	31.1920	10/16/2020
Sale of Common Stock	(300,000)	31.2303	10/16/2020
Purchase of Forward Contract	300,000	31.2399	10/16/2020
Purchase of Common Stock	38,394	31.2477	10/16/2020
Purchase of Common Stock	242,561	31.3932	10/16/2020
Sale of Common Stock	(200,000)	31.6259	10/19/2020
Purchase of Forward Contract	200,000	31.6322	10/19/2020
Purchase of Common Stock	49,546	31.6595	10/19/2020
Purchase of Common Stock	49,546	31.5087	10/19/2020
Purchase of Common Stock	111,479	31.5885	10/19/2020
Purchase of Common Stock	99,092	31.5445	10/19/2020

1 Represents an internal transfer of Shares to Starboard X Master Fund Ltd.

CUSIP No. 004498101

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	2,950	29.0777	09/03/2020
Purchase of Common Stock	295	28.8147	09/04/2020
Purchase of Common Stock	2,655	28.9980	09/04/2020
Purchase of Common Stock	295	28.5450	09/08/2020
Purchase of Common Stock	2,655	28.3166	09/08/2020
Sale of Common Stock	(2,256)	26.0670	09/09/2020
Purchase of Common Stock	1,475	25.0000	09/09/2020
Purchase of Common Stock	2,360	24.9767	09/09/2020
Purchase of Common Stock	1,475	24.7689	09/09/2020
Purchase of Common Stock	737	24.8600	09/10/2020
Purchase of Common Stock	8,998	24.7546	09/10/2020
Purchase of Common Stock	19,765	24.6117	09/10/2020
Purchase of Common Stock	171	24.0696	09/11/2020
Purchase of Common Stock	9,440	24.0661	09/11/2020
Purchase of Common Stock	1,475	24.6500	09/11/2020
Purchase of Common Stock	6,614	24.4130	09/11/2020
Purchase of Common Stock	1,475	25.4254	09/14/2020
Purchase of Common Stock	2,655	25.5468	09/14/2020
Purchase of Common Stock	708	26.4261	09/17/2020
Purchase of Common Stock	1,475	26.1713	09/18/2020
Purchase of Common Stock	5,487	25.5755	09/18/2020
Purchase of Common Stock	2,950	25.1120	09/21/2020
Purchase of Common Stock	1,475	24.7812	09/22/2020
Purchase of Common Stock	1,475	25.1600	09/22/2020
Purchase of Common Stock	2,950	25.0730	09/22/2020
Purchase of Common Stock	2,950	24.9437	09/23/2020
Purchase of Common Stock	1,475	24.8431	09/23/2020
Purchase of Common Stock	59,000	24.7622	09/24/2020
Purchase of Common Stock	1,717	25.9150	09/30/2020
Purchase of Common Stock	3,065	25.9234	09/30/2020
Purchase of Common Stock	4,720	25.9694	09/30/2020
Purchase of Common Stock	749	26.0950	10/01/2020
Purchase of Common Stock	590	26.6217	10/01/2020
Purchase of Common Stock	1,770	26.6820	10/01/2020
Purchase of Common Stock	5,549	26.7652	10/01/2020
Purchase of Common Stock	14,545	27.1030	10/02/2020
Purchase of Common Stock	7,163	27.7756	10/05/2020
Purchase of Common Stock	14,750	27.8995	10/05/2020
Purchase of Common Stock	873	28.0066	10/06/2020
Purchase of Common Stock	5,027	27.8637	10/06/2020
Purchase of Common Stock	2,155	28.5275	10/07/2020
Purchase of Common Stock	4,580	28.4875	10/07/2020
Purchase of Common Stock	2,646	28.6580	10/07/2020
Purchase of Common Stock	1,421	29.0978	10/07/2020
Purchase of Common Stock	18,378	28.9844	10/07/2020
Purchase of Common Stock	10,944	29.6790	10/08/2020
Purchase of Common Stock	13,471	29.5925	10/08/2020
Purchase of Common Stock	4,733	29.9920	10/09/2020
Purchase of Common Stock	10,595	29.9622	10/09/2020
Purchase of Common Stock	6,466	29.9998	10/09/2020
Purchase of Common Stock	3,947	30.4708	10/12/2020
Purchase of Common Stock	9,308	30.6181	10/12/2020
Purchase of Common Stock	2,694	30.6500	10/12/2020
Purchase of Common Stock	9,161	30.4500	10/13/2020
Purchase of Common Stock	2,085	30.4935	10/13/2020
Purchase of Common Stock	10,575	30.6049	10/13/2020
Purchase of Common Stock	10,777	30.5654	10/13/2020
Purchase of Common Stock	2,325	30.7772	10/14/2020
Purchase of Common Stock	4,041	30.7833	10/14/2020
Purchase of Common Stock	9,260	30.7165	10/14/2020
Purchase of Common Stock	14,818	30.7417	10/14/2020
Purchase of Common Stock	2,705	30.5488	10/15/2020
Purchase of Common Stock	2,694	30.9000	10/15/2020
Purchase of Common Stock	10,777	30.7438	10/15/2020
Purchase of Common Stock	15,575	30.7513	10/15/2020
Purchase of Common Stock	1,583	31.1920	10/16/2020
Purchase of Common Stock	4,104	31.2477	10/16/2020
Purchase of Common Stock	25,926	31.3932	10/16/2020
Purchase of Common Stock	5,296	31.6595	10/19/2020
Purchase of Common Stock	5,296	31.5087	10/19/2020
Purchase of Common Stock	11,915	31.5885	10/19/2020
Purchase of Common Stock	10,591	31.5445	10/19/2020

CUSIP No. 004498101

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	4,950	29.0777	09/03/2020
Purchase of Common Stock	495	28.8147	09/04/2020
Purchase of Common Stock	4,455	28.9980	09/04/2020
Purchase of Common Stock	495	28.5450	09/08/2020
Purchase of Common Stock	4,455	28.3166	09/08/2020
Sale of Common Stock	(3,814)	26.0670	09/09/2020
Purchase of Common Stock	2,475	25.0000	09/09/2020
Purchase of Common Stock	3,960	24.9767	09/09/2020
Purchase of Common Stock	2,475	24.7689	09/09/2020
Purchase of Common Stock	1,238	24.8600	09/10/2020
Purchase of Common Stock	15,097	24.7546	09/10/2020
Purchase of Common Stock	33,165	24.6117	09/10/2020
Purchase of Common Stock	287	24.0696	09/11/2020
Purchase of Common Stock	15,840	24.0661	09/11/2020
Purchase of Common Stock	2,475	24.6500	09/11/2020
Purchase of Common Stock	11,098	24.4130	09/11/2020
Purchase of Common Stock	2,475	25.4254	09/14/2020
Purchase of Common Stock	4,455	25.5468	09/14/2020
Purchase of Common Stock	1,189	26.4261	09/17/2020
Purchase of Common Stock	2,474	26.1713	09/18/2020
Purchase of Common Stock	9,207	25.5755	09/18/2020
Purchase of Common Stock	4,950	25.1120	09/21/2020
Purchase of Common Stock	2,475	24.7812	09/22/2020
Purchase of Common Stock	2,475	25.1600	09/22/2020
Purchase of Common Stock	4,950	25.0730	09/22/2020
Purchase of Common Stock	4,950	24.9437	09/23/2020
Purchase of Common Stock	2,475	24.8431	09/23/2020
Purchase of Common Stock	99,000	24.7622	09/24/2020
Purchase of Common Stock	2,881	25.9150	09/30/2020
Purchase of Common Stock	5,144	25.9234	09/30/2020
Purchase of Common Stock	7,920	25.9694	09/30/2020
Purchase of Common Stock	1,245	26.0950	10/01/2020
Purchase of Common Stock	980	26.6217	10/01/2020
Purchase of Common Stock	2,940	26.6820	10/01/2020
Purchase of Common Stock	9,217	26.7652	10/01/2020
Purchase of Common Stock	24,160	27.1030	10/02/2020
Purchase of Common Stock	11,898	27.7756	10/05/2020
Purchase of Common Stock	24,500	27.8995	10/05/2020
Purchase of Common Stock	1,450	28.0066	10/06/2020
Purchase of Common Stock	8,350	27.8637	10/06/2020
Purchase of Common Stock	3,580	28.5275	10/07/2020
Purchase of Common Stock	7,608	28.4875	10/07/2020
Purchase of Common Stock	4,395	28.6580	10/07/2020
Purchase of Common Stock	2,360	29.0978	10/07/2020
Purchase of Common Stock	30,525	28.9844	10/07/2020
Purchase of Common Stock	18,179	29.6790	10/08/2020
Purchase of Common Stock	22,376	29.5925	10/08/2020
Purchase of Common Stock	7,861	29.9920	10/09/2020
Purchase of Common Stock	17,599	29.9622	10/09/2020
Purchase of Common Stock	10,741	29.9998	10/09/2020
Purchase of Common Stock	6,556	30.4708	10/12/2020
Purchase of Common Stock	15,461	30.6181	10/12/2020
Purchase of Common Stock	4,475	30.6500	10/12/2020
Purchase of Common Stock	15,216	30.4500	10/13/2020
Purchase of Common Stock	3,464	30.4935	10/13/2020
Purchase of Common Stock	17,564	30.6049	10/13/2020
Purchase of Common Stock	17,901	30.5654	10/13/2020
Purchase of Common Stock	3,862	30.7772	10/14/2020
Purchase of Common Stock	6,713	30.7833	10/14/2020
Purchase of Common Stock	15,381	30.7165	10/14/2020
Purchase of Common Stock	24,614	30.7417	10/14/2020
Purchase of Common Stock	4,493	30.5488	10/15/2020
Purchase of Common Stock	4,475	30.9000	10/15/2020
Purchase of Common Stock	17,901	30.7438	10/15/2020
Purchase of Common Stock	25,870	30.7513	10/15/2020
Purchase of Common Stock	2,630	31.1920	10/16/2020
Purchase of Common Stock	6,816	31.2477	10/16/2020
Purchase of Common Stock	43,063	31.3932	10/16/2020
Purchase of Common Stock	8,796	31.6595	10/19/2020
Purchase of Common Stock	8,796	31.5087	10/19/2020
Purchase of Common Stock	19,792	31.5885	10/19/2020
Purchase of Common Stock	17,592	31.5445	10/19/2020

CUSIP No. 004498101

STARBOARD LEADERS CHARLIE II LLC

Purchase of Common Stock	3,468	28.5275	10/07/2020
Purchase of Common Stock	7,368	28.4875	10/07/2020
Purchase of Common Stock	4,256	28.6580	10/07/2020
Purchase of Common Stock	2,285	29.0978	10/07/2020
Purchase of Common Stock	29,564	28.9844	10/07/2020
Purchase of Common Stock	17,606	29.6790	10/08/2020
Purchase of Common Stock	21,672	29.5925	10/08/2020
Purchase of Common Stock	7,613	29.9920	10/09/2020
Purchase of Common Stock	17,045	29.9622	10/09/2020
Purchase of Common Stock	10,402	29.9998	10/09/2020
Purchase of Common Stock	6,350	30.4708	10/12/2020
Purchase of Common Stock	14,975	30.6181	10/12/2020
Purchase of Common Stock	4,334	30.6500	10/12/2020
Purchase of Common Stock	14,736	30.4500	10/13/2020
Purchase of Common Stock	3,355	30.4935	10/13/2020
Purchase of Common Stock	17,011	30.6049	10/13/2020
Purchase of Common Stock	17,337	30.5654	10/13/2020
Purchase of Common Stock	3,741	30.7772	10/14/2020
Purchase of Common Stock	6,502	30.7833	10/14/2020
Purchase of Common Stock	14,897	30.7165	10/14/2020
Purchase of Common Stock	23,839	30.7417	10/14/2020
Purchase of Common Stock	4,352	30.5488	10/15/2020
Purchase of Common Stock	4,334	30.9000	10/15/2020
Purchase of Common Stock	17,337	30.7438	10/15/2020
Purchase of Common Stock	25,056	30.7513	10/15/2020
Purchase of Common Stock	3,063	31.1920	10/16/2020
Purchase of Common Stock	7,937	31.2477	10/16/2020
Purchase of Common Stock	50,146	31.3932	10/16/2020
Purchase of Common Stock	10,243	31.6595	10/19/2020
Purchase of Common Stock	10,243	31.5087	10/19/2020
Purchase of Common Stock	23,045	31.5885	10/19/2020
Purchase of Common Stock	20,486	31.5445	10/19/2020

CUSIP No. 004498101

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Common Stock	2,300	29.0777	09/03/2020
Purchase of Common Stock	230	28.8147	09/04/2020
Purchase of Common Stock	2,070	28.9980	09/04/2020
Purchase of Common Stock	230	28.5450	09/08/2020
Purchase of Common Stock	2,070	28.3166	09/08/2020
Sale of Common Stock	(1,886)	26.0670	09/09/2020
Purchase of Common Stock	1,150	25.0000	09/09/2020
Purchase of Common Stock	1,840	24.9767	09/09/2020
Purchase of Common Stock	1,150	24.7689	09/09/2020
Purchase of Common Stock	575	24.8600	09/10/2020
Purchase of Common Stock	7,015	24.7546	09/10/2020
Purchase of Common Stock	15,410	24.6117	09/10/2020
Purchase of Common Stock	133	24.0696	09/11/2020
Purchase of Common Stock	7,361	24.0661	09/11/2020
Purchase of Common Stock	1,150	24.6500	09/11/2020
Purchase of Common Stock	5,156	24.4130	09/11/2020
Purchase of Common Stock	1,150	25.4254	09/14/2020
Purchase of Common Stock	2,070	25.5468	09/14/2020
Purchase of Common Stock	552	26.4261	09/17/2020
Purchase of Common Stock	1,150	26.1713	09/18/2020
Purchase of Common Stock	4,278	25.5755	09/18/2020
Purchase of Common Stock	2,300	25.1120	09/21/2020
Purchase of Common Stock	1,150	24.7812	09/22/2020
Purchase of Common Stock	1,150	25.1600	09/22/2020
Purchase of Common Stock	2,300	25.0730	09/22/2020
Purchase of Common Stock	2,300	24.9437	09/23/2020
Purchase of Common Stock	1,150	24.8431	09/23/2020
Purchase of Common Stock	46,000	24.7622	09/24/2020
Purchase of Common Stock	1,339	25.9150	09/30/2020
Purchase of Common Stock	2,390	25.9234	09/30/2020
Purchase of Common Stock	3,680	25.9694	09/30/2020
Purchase of Common Stock	572	26.0950	10/01/2020
Purchase of Common Stock	450	26.6217	10/01/2020
Purchase of Common Stock	1,350	26.6820	10/01/2020
Purchase of Common Stock	4,232	26.7652	10/01/2020
Purchase of Common Stock	11,094	27.1030	10/02/2020
Purchase of Common Stock	5,464	27.7756	10/05/2020
Purchase of Common Stock	11,250	27.8995	10/05/2020
Purchase of Common Stock	666	28.0066	10/06/2020
Purchase of Common Stock	3,834	27.8637	10/06/2020
Purchase of Common Stock	1,644	28.5275	10/07/2020
Purchase of Common Stock	3,493	28.4875	10/07/2020
Purchase of Common Stock	2,018	28.6580	10/07/2020
Purchase of Common Stock	1,083	29.0978	10/07/2020
Purchase of Common Stock	14,017	28.9844	10/07/2020
Purchase of Common Stock	8,348	29.6790	10/08/2020
Purchase of Common Stock	10,275	29.5925	10/08/2020
Purchase of Common Stock	3,610	29.9920	10/09/2020
Purchase of Common Stock	8,081	29.9622	10/09/2020
Purchase of Common Stock	4,932	29.9998	10/09/2020
Purchase of Common Stock	3,010	30.4708	10/12/2020
Purchase of Common Stock	7,099	30.6181	10/12/2020
Purchase of Common Stock	2,055	30.6500	10/12/2020
Purchase of Common Stock	6,986	30.4500	10/13/2020
Purchase of Common Stock	1,591	30.4935	10/13/2020
Purchase of Common Stock	8,066	30.6049	10/13/2020
Purchase of Common Stock	8,220	30.5654	10/13/2020
Purchase of Common Stock	1,773	30.7772	10/14/2020
Purchase of Common Stock	3,082	30.7833	10/14/2020
Purchase of Common Stock	7,062	30.7165	10/14/2020
Purchase of Common Stock	11,302	30.7417	10/14/2020
Purchase of Common Stock	2,063	30.5488	10/15/2020
Purchase of Common Stock	2,055	30.9000	10/15/2020
Purchase of Common Stock	8,220	30.7438	10/15/2020
Purchase of Common Stock	11,879	30.7513	10/15/2020
Purchase of Common Stock	1,208	31.1920	10/16/2020
Purchase of Common Stock	3,130	31.2477	10/16/2020
Purchase of Common Stock	19,774	31.3932	10/16/2020
Purchase of Common Stock	4,039	31.6595	10/19/2020
Purchase of Common Stock	4,039	31.5087	10/19/2020
Purchase of Common Stock	9,088	31.5885	10/19/2020
Purchase of Common Stock	8,078	31.5445	10/19/2020

CUSIP No. 004498101

STARBOARD X MASTER FUND LTD

Purchase of Common Stock	2,700	29.0777	09/03/2020
Purchase of Common Stock	270	28.8147	09/04/2020
Purchase of Common Stock	2,430	28.9980	09/04/2020
Purchase of Common Stock	270	28.5450	09/08/2020
Purchase of Common Stock	2,430	28.3166	09/08/2020
Sale of Common Stock	(2,075)	26.0670	09/09/2020
Purchase of Common Stock	1,350	25.0000	09/09/2020
Purchase of Common Stock	2,160	24.9767	09/09/2020
Purchase of Common Stock	1,350	24.7689	09/09/2020
Purchase of Common Stock	675	24.8600	09/10/2020
Purchase of Common Stock	8,235	24.7546	09/10/2020
Purchase of Common Stock	18,090	24.6117	09/10/2020
Purchase of Common Stock	157	24.0696	09/11/2020
Purchase of Common Stock	8,640	24.0661	09/11/2020
Purchase of Common Stock	1,350	24.6500	09/11/2020
Purchase of Common Stock	6,053	24.4130	09/11/2020
Purchase of Common Stock	1,350	25.4254	09/14/2020
Purchase of Common Stock	2,430	25.5468	09/14/2020
Purchase of Common Stock	648	26.4261	09/17/2020
Purchase of Common Stock	1,350	26.1713	09/18/2020
Purchase of Common Stock	5,022	25.5755	09/18/2020
Purchase of Common Stock	2,700	25.1120	09/21/2020
Purchase of Common Stock	1,350	24.7812	09/22/2020
Purchase of Common Stock	1,350	25.1600	09/22/2020
Purchase of Common Stock	2,700	25.0730	09/22/2020
Purchase of Common Stock	2,700	24.9437	09/23/2020
Purchase of Common Stock	1,350	24.8431	09/23/2020
Purchase of Common Stock	54,000	24.7622	09/24/2020
Purchase of Common Stock	1,571	25.9150	09/30/2020
Purchase of Common Stock	2,806	25.9234	09/30/2020
Purchase of Common Stock	4,320	25.9694	09/30/2020
Acquisition of Common Stock	95,159[2]	26.1300	10/01/2020
Purchase of Common Stock	1,003	26.0950	10/01/2020
Purchase of Common Stock	31,402	26.4407	10/01/2020
Purchase of Common Stock	790	26.6217	10/01/2020
Purchase of Common Stock	2,370	26.6820	10/01/2020
Purchase of Common Stock	7,430	26.7652	10/01/2020
Purchase of Common Stock	19,476	27.1030	10/02/2020
Purchase of Common Stock	9,591	27.7756	10/05/2020
Purchase of Common Stock	19,750	27.8995	10/05/2020
Purchase of Common Stock	1,169	28.0066	10/06/2020
Purchase of Common Stock	6,731	27.8637	10/06/2020
Purchase of Common Stock	2,886	28.5275	10/07/2020
Purchase of Common Stock	6,133	28.4875	10/07/2020
Purchase of Common Stock	3,542	28.6580	10/07/2020
Purchase of Common Stock	1,902	29.0978	10/07/2020
Purchase of Common Stock	24,607	28.9844	10/07/2020
Purchase of Common Stock	14,655	29.6790	10/08/2020
Purchase of Common Stock	18,038	29.5925	10/08/2020
Purchase of Common Stock	6,337	29.9920	10/09/2020
Purchase of Common Stock	14,187	29.9622	10/09/2020
Purchase of Common Stock	8,658	29.9998	10/09/2020
Purchase of Common Stock	5,285	30.4708	10/12/2020
Purchase of Common Stock	12,464	30.6181	10/12/2020
Purchase of Common Stock	3,608	30.6500	10/12/2020
Purchase of Common Stock	12,267	30.4500	10/13/2020
Purchase of Common Stock	2,792	30.4935	10/13/2020
Purchase of Common Stock	14,159	30.6049	10/13/2020
Purchase of Common Stock	14,430	30.5654	10/13/2020
Purchase of Common Stock	3,114	30.7772	10/14/2020
Purchase of Common Stock	5,412	30.7833	10/14/2020
Purchase of Common Stock	12,399	30.7165	10/14/2020
Purchase of Common Stock	19,842	30.7417	10/14/2020
Purchase of Common Stock	3,622	30.5488	10/15/2020
Purchase of Common Stock	3,608	30.9000	10/15/2020
Purchase of Common Stock	14,430	30.7438	10/15/2020
Purchase of Common Stock	20,854	30.7513	10/15/2020
Purchase of Common Stock	2,120	31.1920	10/16/2020
Purchase of Common Stock	5,495	31.2477	10/16/2020
Purchase of Common Stock	34,714	31.3932	10/16/2020
Purchase of Common Stock	7,091	31.6595	10/19/2020
Purchase of Common Stock	7,091	31.5087	10/19/2020
Purchase of Common Stock	15,954	31.5885	10/19/2020
Purchase of Common Stock	14,182	31.5445	10/19/2020

2 Represents an internal transfer of Shares from Starboard Value and Opportunity Master Fund Ltd.

CUSIP No. 004498101

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Common Stock	8,500	29.0777	09/03/2020
Purchase of Common Stock	850	28.8147	09/04/2020
Purchase of Common Stock	7,650	28.9980	09/04/2020
Purchase of Common Stock	850	28.5450	09/08/2020
Purchase of Common Stock	7,650	28.3166	09/08/2020
Sale of Common Stock	(6,492)	26.0670	09/09/2020
Purchase of Common Stock	4,250	25.0000	09/09/2020
Purchase of Common Stock	6,800	24.9767	09/09/2020
Purchase of Common Stock	4,250	24.7689	09/09/2020
Purchase of Common Stock	2,125	24.8600	09/10/2020
Purchase of Common Stock	25,925	24.7546	09/10/2020
Purchase of Common Stock	56,950	24.6117	09/10/2020
Purchase of Common Stock	493	24.0696	09/11/2020
Purchase of Common Stock	27,200	24.0661	09/11/2020
Purchase of Common Stock	4,250	24.6500	09/11/2020
Purchase of Common Stock	19,057	24.4130	09/11/2020
Purchase of Common Stock	4,250	25.4254	09/14/2020
Purchase of Common Stock	7,650	25.5468	09/14/2020
Purchase of Common Stock	2,041	26.4261	09/17/2020
Purchase of Common Stock	4,249	26.1713	09/18/2020
Purchase of Common Stock	15,810	25.5755	09/18/2020
Purchase of Common Stock	8,500	25.1120	09/21/2020
Purchase of Common Stock	4,250	24.7812	09/22/2020
Purchase of Common Stock	4,250	25.1600	09/22/2020
Purchase of Common Stock	8,500	25.0730	09/22/2020
Purchase of Common Stock	8,500	24.9437	09/23/2020
Purchase of Common Stock	4,250	24.8431	09/23/2020
Purchase of Common Stock	170,000	24.7622	09/24/2020
Purchase of Common Stock	4,947	25.9150	09/30/2020
Purchase of Common Stock	8,832	25.9234	09/30/2020
Purchase of Common Stock	13,600	25.9694	09/30/2020
Purchase of Common Stock	2,121	26.0950	10/01/2020
Purchase of Common Stock	1,670	26.6217	10/01/2020
Purchase of Common Stock	5,010	26.6820	10/01/2020
Purchase of Common Stock	15,707	26.7652	10/01/2020
Purchase of Common Stock	41,171	27.1030	10/02/2020
Purchase of Common Stock	20,275	27.7756	10/05/2020
Purchase of Common Stock	41,750	27.8995	10/05/2020
Purchase of Common Stock	2,472	28.0066	10/06/2020
Purchase of Common Stock	14,228	27.8637	10/06/2020
Purchase of Common Stock	6,101	28.5275	10/07/2020
Purchase of Common Stock	12,965	28.4875	10/07/2020
Purchase of Common Stock	7,489	28.6580	10/07/2020
Purchase of Common Stock	4,021	29.0978	10/07/2020
Purchase of Common Stock	52,018	28.9844	10/07/2020
Purchase of Common Stock	30,978	29.6790	10/08/2020
Purchase of Common Stock	38,131	29.5925	10/08/2020
Purchase of Common Stock	13,396	29.9920	10/09/2020
Purchase of Common Stock	29,989	29.9622	10/09/2020
Purchase of Common Stock	18,303	29.9998	10/09/2020
Purchase of Common Stock	11,172	30.4708	10/12/2020
Purchase of Common Stock	26,347	30.6181	10/12/2020
Purchase of Common Stock	7,626	30.6500	10/12/2020
Purchase of Common Stock	25,929	30.4500	10/13/2020
Purchase of Common Stock	5,903	30.4935	10/13/2020
Purchase of Common Stock	29,931	30.6049	10/13/2020
Purchase of Common Stock	30,505	30.5654	10/13/2020
Purchase of Common Stock	6,582	30.7772	10/14/2020
Purchase of Common Stock	11,439	30.7833	10/14/2020
Purchase of Common Stock	26,211	30.7165	10/14/2020
Purchase of Common Stock	41,944	30.7417	10/14/2020
Purchase of Common Stock	7,657	30.5488	10/15/2020
Purchase of Common Stock	7,626	30.9000	10/15/2020
Purchase of Common Stock	30,505	30.7438	10/15/2020
Purchase of Common Stock	44,085	30.7513	10/15/2020
Purchase of Common Stock	4,482	31.1920	10/16/2020
Purchase of Common Stock	11,615	31.2477	10/16/2020
Purchase of Common Stock	73,384	31.3932	10/16/2020
Purchase of Common Stock	14,989	31.6595	10/19/2020
Purchase of Common Stock	14,989	31.5087	10/19/2020
Purchase of Common Stock	33,727	31.5885	10/19/2020
Purchase of Common Stock	29,979	31.5445	10/19/2020